U.S. [redacted] COMMISSION
549

03013418

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO.
8-65231

REPORT FOR THE PERIOD BEGINNING 01/01/02 **AND ENDING** 12/31/02

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

McColl Garella Securities, LLC

Official Use Only
FIRM ID. NO.

RECEIVED FEB 28 2003

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

100 North Tryon Street, Suite 5120
(No. and Street)

Charlotte	North Carolina	28202
City	State	Zip

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patricia D. Ogburn — 704-333-0183 (Phone)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

PricewaterhouseCoopers LLP

214 N. Tryon Street, Suite 3600	Charlotte	North Carolina	28202
Address	City	State	Zip

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Patricia D. Ogburn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of McColl Garella Securities, LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Patricia D. Ogburn

Carol C. Ruhl

Notary Public My Commission Expires October 19, 2004

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [ ] (c) Statement of Operations
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholder's Equity
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- [ ] (j) A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
- [ ] Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [X] (l) An Oath or Affirmation
- [ ] (m) A Copy of the SIPC Supplemental Report
- [ ] (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- [ ] (o) Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

McColl Garella Securities, LLC

(a wholly-owned subsidiary of McColl Garella, LLC)

Statement of Financial Condition

December 31, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
214 N. Tryon Street
Suite 3600
Charlotte NC 28202
Telephone (704) 344 7500
Facsimile (704) 344 4100

Report of Independent Accountants

To the Member of McColl Garella Securities, LLC:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of McColl Garella Securities, LLC (the "Company"), a wholly-owned subsidiary of McColl Garella LLC, at December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 21, 2003

McColl Garella Securities, LLC
(a wholly-owned subsidiary of McColl Garella, LLC)
Statement of Financial Condition
December 31, 2002

Assets		
Cash	$	10,776
Accounts receivable		2,500
Prepaid and other assets		12,857
Total assets	$	26,133
Liabilities and Member's Equity		
Deferred revenue	$	11,111
Total liabilities		11,111
Member's equity		15,022
Total liabilities and member's equity	$	26,133

The accompanying notes are an integral part of this statement of financial condition.

1. Organization

Description of Business

McColl Garella Securities, LLC (the "Company"), a wholly-owned subsidiary of McColl Garella LLC (the "Parent"), was formed as a North Carolina limited liability company on January 1, 2002. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD").

The Company offers investment banking advisory services focused on women owned and operated businesses in connection with mergers and acquisitions, private capital raises and valuation assignments. The Company does not maintain custody of client funds or engage in firm trading, brokerage activities and securities underwriting.

2. Summary of Significant Accounting Policies

Accounts receivable

Accounts receivable includes amounts billed and receivable from clients in connection with investment banking advisory services rendered.

Prepaid and other assets

Prepaid and other assets primarily include prepaid expenses and accrued income representing unbilled reimbursable out-of-pocket expenses incurred in connection with engaged transactions.

Deferred revenue

The Company may receive up-front retainer fees in connection with providing investment banking advisory services to its clients. The Company recognizes these up-front fees as income over the estimated life of the service period, generally nine months. Deferred revenue as of December 31, 2002 represents retainer fees paid for advisory services to be rendered in 2003.

Income taxes

The Company is a single member limited liability company; therefore the income is includible in the Parent's income for federal and state income tax purposes. The Company's Parent is also a limited liability company that is taxed as a partnership for federal and state income tax purposes. As a result, income of the Company is considered income of the members of McColl Garella, LLC and no income tax provision is recorded by the Company.

Management fee

The Company has entered into a Management Agreement with the Parent, which states that the Parent will provide comprehensive management services to the Company. The services provided by the Parent include, but are not limited to, administrative, clerical, accounting, legal and personnel necessary to conduct the Company's business as a broker-dealer. As compensation for services rendered, the Company pays a monthly management fee equal to 90% of the Company's prior month net income, calculated on a cash basis, to the Parent.

Management estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Related Party Transactions

As discussed more fully in Note 2, the Company pays a management fee to the Parent for certain services rendered to the Company under the Management Agreement.

4. Regulatory Requirements

As of December 31, 2002, the Company is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital as defined, and requires that the Company's ratio of aggregate indebtedness to net capital shall not exceed 8 to 1. At December 31, 2002, the Company had a net deficit of $335, which was $5,335 less than its required net capital of $5,000. The Company immediately received an additional capital contribution from the Parent on February 21, 2003 upon becoming aware of the net deficit. On February 21, 2003, the Company had net capital of $13,917, which was $8,917 in excess of its required net capital of $5,000.

The Company is exempt from the SEC's Customer Protection Rule ("SEC Rule 15c3-3") under paragraph (k)(2)(i) of that Rule.